Press Release dated May 26, 2003

Sprint Canada Receives Cisco Powered Network Designation for its Multi-service VPN Offering

(TORONTO, Ontario), May 26, 2003 — Sprint Canada Inc., a national provider of residential and business telecommunications services and a wholly-owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B) today announced that its multi-service VPN solution has received Cisco Powered Network designation from Cisco Systems.

Cisco Powered Network designation certifies that Sprint Canada has the network infrastructure to provision and support the most bandwidth intensive virtual private network (VPN) applications, such as voice, video/multimedia, and data transmission in three specific areas of performance: network delay, jitter and packet or data loss.

“The deployment of business-critical applications, such as IP voice and video across a VPN network requires a secure and reliable supporting infrastructure. With Cisco Powered Network designated services, enterprise customers can more easily identify carriers that are able to deliver the integrated voice, video and data services they want and need,” said Lui Fogolini, vice-president of service provider operations at Cisco Systems Canada.

“The Cisco Powered Network designation of our multi-service VPN solution demonstrates our commitment to providing the highest-quality network infrastructure and gives our customers assurance from a third-party that we have used industry-leading technology to build a state-of-the-art network,” said Duncan McEwan, president and chief operating officer of Sprint Canada Inc. “Our North American partner, Sprint, also offers a Cisco Powered Network service for IP VPNs, further strengthening our ability to offer seamless North American VPN service for our cross-border customers.”

Sprint Canada’s IP network is certified to meet the following criteria: less than 60 milliseconds network delay, less than 20 milliseconds of jitter, and less than 0.5 per cent of packet or data loss.

To date, most IP VPNs have been used primarily to transport data. However, many Canadian businesses are looking for ways to layer voice and video applications to their corporate virtual private networks in order to create multi-service VPNs and reap the full benefits of convergence.

However, not all VPN solutions can handle voice, video and data applications simultaneously without significantly compromising the quality of service and impacting network speed and data loss. Sprint Canada’s Cisco-powered IP VPN solution makes it possible to preserve quality of service and to support voice and other delay-sensitive IP traffic.

“This designation enhances our ability to provide end-to-end solutions to business enterprises of all sizes in Canada and in North America through our partner, Sprint,” added McEwan. “We will continue to invest in the development of our infrastructure to ensure that it remains one of the most advanced IP networks in Canada.”

Sprint Canada has one of Canada’s largest national native IP networks, reaching an addressable market of 90 per cent of Canada’s businesses. Sprint Canada’s participation in the Cisco Powered Network program demonstrates its commitment to provide industry-leading services based on Cisco solutions. As a Cisco Powered Network service provider, Sprint Canada will benefit from joint marketing and technology sharing activities with Cisco.

About Sprint Canada Inc.

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services. Sprint Canada and Call-Net Enterprises are headquartered in Toronto, owns and operate an extensive national fibre network and have over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.sprint.ca and www.callnet.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com